

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 30, 2017

<u>Via E-mail</u>
Sean T. Smith
Senior Vice President and Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

   Re: **Photronics, Inc.**
     Form 10-K for the Fiscal Year Ended October 30, 2016
     Filed January 6, 2017
     File No. 000-15451

Dear Mr. Smith:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Amanda Ravitz

        Amanda Ravitz
        Assistant Director
        Office of Electronics and Machinery

  cc: Richelle Burr, Esq.